GENERAL MARITIME CORPORATION

299 Park Avenue, 2nd Floor
New York, New York 10171

January 20, 2010

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	General Maritime Corporation
Form 10-K for the Year Ended December 31, 2008
File No. 001-34228

Ladies and Gentlemen:

Reference is made to a letter dated December 31, 2009 (the “Comment Letter”) to Mr. Jeffrey Pribor, Chief Financial Officer of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2008, filed by the Company (the “Annual Report”), and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, filed by the Company (the “Quarterly Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

U.S. Securities and Exchange Commission
January 20, 2010

1.
In future filings, please define industry jargon in the first instance it is used so that investors can more readily understand subsequent disclosure in your report. An example is your repeated use of the term “sister ships” without ever defining the term.

We will prospectively comply with the Staff’s request by including a glossary in the form attached as Exhibit 1 to this letter in our future annual filings.  This glossary will define industry jargon and will be placed near the beginning of each report, such as in Item 1 – “Business” of future annual reports on Form 10-K.  We believe that including a glossary rather than defining each term separately upon its first occurrence in the report is a clear and effective way of assisting investors in understanding industry terminology.

Item 8- Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Segment Reporting, page 77

2.
You indicate that you only have one reportable segment. However, we note that subsequent to the merger, Arlington Tankers vessels continue to be party to the fixed-rate ship management agreement with Northern Marine. In this regard, as noted in your disclosures, the management agreement provides that Northern Marine is responsible for most if not all operating costs. In addition, as noted on page 28, payments received under Northern Marine charters are generally below market compared to the time charter market. As such, it is not clear how you determined that the vessels acquired as part of the Arlington Tankers merger do not represent a separate reportable segment under ASC Topic 280. In particular, it is not clear how you determined that vessels acquired in connection with the Arlington Tankers merger have similar economic characteristics. Please advise.

The Company respectfully informs the Staff that the Company’s chief operating decision-maker reviews operating results on a vessel by vessel basis in order to make decisions regarding resource allocation and as part of its assessment of the overall performance of the Company.  As such, Management believes that each of its vessels is a separate operating segment as defined in ASC Topic 280-10-50-1 (paragraph 10 of SFAS No. 131), which together have been aggregated into one reportable segment.

We further advise the Staff that these operating segments meet all the aggregation criteria of ASC Topic 280-10-50-11 (paragraph 17 of SFAS No. 131). In addition, none of the Company’s operating segments meet the quantitative threshold criteria within ASC Topic 280-10-50-12 (paragraph 18 of SFAS No. 131). ASC Topic 280-10-50-11 (Paragraph 17 of SFAS No.131), which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the statement. We believe that we comply with the principles of this statement.

U.S. Securities and Exchange Commission
January 20, 2010

Each of the Company’s vessels are subject to the same economic influences such as fluctuation in “Worldscale” rates, vessel fuel costs, crewing costs, port costs and repair costs.  As each one of these economic indicators changes, it will generally have a similar effect on each type of the Company’s vessels. The Company reviews its business activities periodically to determine whether there are any material losses or negative trends on a vessel by vessel basis. At the time of the merger, we had determined that, except for Northern Marine paying for drydocks on the vessels, the cost of operating the vessels subject to these fixed-rate agreements closely approximated amounts we were quoted by various other third-party ship managers. We believe that, had we been permitted to cancel the ship management agreements with Northern Marine, we could have entered into agreements with other third parties at substantially similar estimated costs. Additionally, the payments we receive on the vessels acquired in the Arlington Tankers merger are between $16,642 and $37,316 per day as disclosed on page 29 of the Company’s September 30, 2009 Form 10-Q which summarizes the Company’s time charter agreements. Also disclosed on page 29 are the remaining vessels with time charter agreements which range between $17,500 and $39,000 per day. We believe the range of time charter agreements for the vessel acquired in the Arlington merger closely approximate the range of time charter agreements in our remaining vessels under time charter.

Based on this analysis, we believe that the vessels acquired in connection with the Arlington acquisition share similar economic and operational characteristics with the other vessels in our fleet. The Company has in the past used third-party ship managers for some of its vessels.  We do not believe that the existence of fixed-rate ship management agreements with Northern Marine constitutes a basis for a separate reportable segment.

In addition, we note for your information that four of the eight time charters we assumed in connection with the Arlington acquisition expired during 2009, which effectively terminated the related fixed-rate ship management agreements with Northern Marine and reduced the significance of such charterers and the related management agreements. The remaining four time charters for these vessels expire during the period from November 2010 to July 2011.

Note 2- Arlington Acquisition, page 82

3.
The pro-forma income statement data presented in your Form 10-K does not reconcile to the amounts presented in your Form 8-K filed on March 5, 2009. Please advise, and include a reconciliation in your response.

U.S. Securities and Exchange Commission
January 20, 2010

We set forth below for the Staff a reconciliation of the pro forma net income for the year ended December 31, 2008 included in Note 2 to our Form 10-K to the pro forma net income presented in our Form 8-K filed on March 5, 2009:

Pro forma Net Income per December 31, 2008 Form 10K	$62,476,000
Payments for termination of Peter Georgiopoulos employment arrangements	$22,000,000
Payment to Peter Georgiopoulos in lieu of Bonus	$8,000,000
Transaction fees paid	$8,365,000
Severance paid to Arlington employees	$1,800,000
Pro forma Net Income per Form 8-K filed on March 5, 2009	$22,311,000

As to the pro-forma amounts included in our Form 10-K, we developed our presentation based on the guidance in paragraph 55 of FASB Statement No. 141, Business Combinations, (FASB 141). Such guidance does not stipulate what adjustments are required or permitted in a pro-forma presentation or whether the adjustments have similar restrictions specified in Article 11 of Regulation S-X. Our interpretation of paragraph 55 was that the nature and amount of any material, non recurring items are required to be disclosed.  We also interpreted paragraph 55 to permit adjustment within the reported pro forma results of operations. We note for the Commission that disclosures of our adjustments were set forth in Note 2 to our Form 10-K.

Our interpretation and review of S-X Article 11 as it relates to disclosures in our Form 8-K, brought us to a different conclusion as to the application of pro forma adjustments.  In the Division of Corporation Finance Financial Reporting Manual (the “FRM”) section 3230.4 Item 1, we noted that material nonrecurring charges which result directly from the transaction and will be included in the income of the registrant within 12 months of the transaction should not be reflected as adjustments in the pro forma income statement. We believed since all of the above amounts were non-recurring charges which resulted directly from the transaction and were included in the income statement immediately after the close of the acquisition, our interpretation was not to include such adjustments in the pro-forma income statements prepared in accordance with Article 11 of Regulation S-X. We acknowledge, however, that section 3230.4 of the FRM also indicates it may be appropriate to reflect the above amounts, other than the severance payments to Arlington employees, as pro forma adjustments to the income statement in that such transactions are directly attributable to the transaction and are factually supportable. Regarding the severance payments to Arlington employees, we believe that such adjustment would not be factually supportable since the timing and effects of these actions are generally too uncertain to meet the S-X Article 11 criteria for pro forma adjustments as explained in section 3250.1.d of the FRM.  We respectfully submit that even if it were more appropriate to interpret S-X Article 11 according to this latter view under section 3230.4 of the FRM, we advise the staff that we plan to file our 2009 Form 10-K shortly, and that such filing will supersede the March 5, 2009 Form 8-K.

U.S. Securities and Exchange Commission
January 20, 2010

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 1 — Basis of Presentation and Summary of Significant Accounting Policies
Time Charter Asset/Liability, page 8

4.
Please tell us how you determined the period over which to amortize the time charter assets/(liabilities). Specifically address why you included the term of the option in your calculation of the amortization period.

The eight vessels we acquired pursuant to the Arlington acquisition were subject to time charter contracts with options, exercisable at the option of the charterer, to extend the charters for additional periods. In accordance with FASB Statement No. 141, Business Combinations, (FASB 141) paragraph 37(k)), which states "Other liabilities and commitments- such as unfavorable leases, contracts, and commitments and plant closing expense incident to the acquisition – at present values of amounts to be paid determined at the appropriate current interest rates,” the Company recognized a separate liability for the time charters associated with the eight vessels acquired after determining that the terms of each of the acquired time charters were unfavorable compared with the market terms of time charters of the same class of vessels  at the acquisition date. The fair value of these time charter contracts was calculated using the present value of the difference between (i) the contractual amounts to be received pursuant to the charter terms and (ii) our estimate, as of the date of acquisition, of future cash receipts based on its estimates of the fair market charter rate that market participants (i.e., other vessel owners) would be willing to accept for the same or similar vessels, measured over periods equal to the remaining term of the charters including option periods to extend the time charter contract. Based on this analysis, the charters were expected to be favorable to the charterers in each future charter period, including the renewal option periods.  As such, a liability value was also ascribed to the charter renewal option periods since, based on the market information available as of the acquisition date, it was expected that the charterers would exercise their options on these charters.

In determining the appropriate period over which to amortize the unfavorable time charter contracts, we noted that neither FASB 141 nor FASB 142 provides direct guidance on the subsequent accounting for amounts recognized in purchase accounting for unfavorable elements of contracts. In EITF Issue No. 03-17, “Subsequent Accounting for Executory Contracts That Have Been Recognized on an Entity’s Balance Sheet,” one of the issues the Task Force was asked to consider was the appropriate method of derecognition for balance sheet credits arising from an executory contract. Issue 03-17 was removed from the EITF agenda and no consensus reached on this issue. As such, we also gave consideration to FASB Staff Position FAS142-3: Determination of the Useful Life of Intangible Assets (FSP 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB 142. Paragraph 7 of FSP 142-3 states that “In developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of Statement 142.  In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142.” Accordingly, by analogy, we believe that our decision to match the amortization period to the contract period assumed by market participants when ascribing a value to the time charter contracts acquired was reasonable and supportable based on our specific facts and circumstances.

U.S. Securities and Exchange Commission
January 20, 2010

5.
As a related matter, please tell us why you included the amortization as a component of voyage revenues, but included the change in estimate of the amortization period as a component of Other (non-operating) income.

As background to the response, we respectfully submit that the time charter contracts acquired in the Arlington transaction were recorded at fair value as required by FASB Statement No. 141, Business Combinations, (FASB 141) paragraph 37(k)), which states “Other liabilities and commitments- such as unfavorable leases, contracts, and commitments and plant closing expense incident to the acquisition - at present values of amounts to be paid determined at the appropriate current interest rates”.  Accordingly, a liability was set up for the unfavorable contracts in purchase accounting. The “normal amortization” of this liability was recognized as part of operations (Revenue) because it pertained to the fair value or “normalization” of ongoing revenue producing transactions subject to the time charter contracts.

When determining the classification of the “accelerated amortization”, the Company evaluated SFAC 6, paragraph 86 which states, “Gains and losses may also be described or classified as “operating” or “nonoperating” depending on their relation to an entity’s major ongoing or central operations. For example, losses on writing down inventory from cost to market are usually considered to be operating losses, while major casualty losses are usually considered non-operating losses”.  The acceleration of the amortization was caused by a change in the estimated renewal assumption established in purchase accounting and not by a change in the Company’s ongoing operations or operating assets. We do not have any history of receiving any income/fees for not performing future services such as contract expiration/renewal option cancellations which we believe is analogous to the accelerated amortization of the unfavorable contract liability.  Therefore, since the adjustment related to the unfavorable contract liability established in purchase accounting, the Company viewed the adjustment as not being caused by any direct or indirect recurring transactions relating to our operations.   In addition, as the adjustment was unusual in nature and non-recurring, we believed that the inclusion of the income amount as part of “non-operating income” was more transparent. As such, we believed that its inclusion within operating income would not have been reflective of our revenues or our results from operations earned during that period.

U.S. Securities and Exchange Commission
January 20, 2010

Goodwill, page 8

6.
Your disclosure in your annual filing as well as here indicates that the entire goodwill balance at December 31, 2008 and September 30, 2009 is related entirely to the Arlington transaction, and arose because the fair value of the ships acquired declined between the time the purchase price was negotiated and the transaction closed. We also note that, industry-wide, charter rates have experienced significant declines, vessel fair values have continued to decrease and, subsequent to the Arlington transaction, your market capitalization has deteriorated below the carrying value of your net assets. Please tell us how the assumptions and forecasts used in the goodwill impairment test performed at December 31, 2008 as disclosed on page 79 of your Form 10-K for the year ended December 31, 2008 compare to actual results for the nine-month period ended September 30, 2009. Also, tell us how you considered these results as an indicator impairment may exist, resulting in the need for an interim impairment test.

As of December 31, 2008, in our annual assessment of goodwill for impairment, we estimated the future net cash flows of operating the vessels in our fleet over their remaining useful lives.  For this purpose, we assumed that our vessels would earn rates equivalent to the historic trailing 10-year industry average rates for each vessel class, over their remaining useful lives, recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates. Although actual rates attained during the nine months ended September 30, 2009 were lower than those assumed at December 31, 2008 (the weighted average daily charter rates we assumed the eight Arlington vessels would earn over their remaining useful lives was $33,319 per day compared to the actual weighted average daily rate of $25,790 during the nine-months ended September 30, 2009), we believe that near-term cyclical declines and recoveries in charter rates are not representative of the total cash flows that would be generated over the remaining useful lives of our vessels. Our business requires that we invest substantial monies in revenue-generating long lived assets which sustain our operations over extended multi-year periods. In any short-term period, asset values of our vessels, determined by the rates available for our services, could be and in fact have been very volatile in both directions causing significant asset value swings if looked at solely based on a point in time. Please refer to Part 1 Item 1A in our December 31, 2008 Form 10K, where we address the risk of significant volatility in charter rates in our risk factor titled “The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values which may adversely affect our earnings.” As an example and for your information, the approximate daily spot rate for charter of a Suezmax vessel at December 31, 2008, September 30, 2009 and January 8, 2010 was $55,665, $19,032 and $52,490, respectively.  Further, we noted similar volatility in rates for our other vessel classes. As such, we believe and have consistently used a 10-year average which, in our opinion, represents the best measure of future rates over the remaining useful life of our fleet.

U.S. Securities and Exchange Commission
January 20, 2010

We also assumed that our vessels would be earning revenue at a 92% utilization rate, which was lower than our historic average of approximately 95% and our actual average of 95% during the nine-month period ended September 30, 2009.  We assumed the lower utilization rate in our impairment model to give allowance to risk factors such as unexpected drydockings, repositioning voyages and or repairs and maintenance, which could have an adverse impact on the number of operating days our vessels are able to generate revenue cash flows.

We estimated vessel operating costs and drydocking costs and general and administrative costs, adjusting for inflation and future reductions commensurate with decreases in the size of the fleet from retiring vessels at the ends of their useful lives.

In determining whether there was a need for an interim test for goodwill impairment, we gave consideration to the occurrence of any events or the existence of circumstances during 2009 that would more-likely-than-not reduce the fair value of our reporting unit below its carrying amount as well as the indicators in ASC Topic 350-35 and concluded that there were no such indicators applicable to the Company. We also gave consideration to the decline in charter rates during 2009, as well as a decline in the fair value of vessels, as possible indicators for the need for an interim impairment test, but based on our view that (1) the near-term cyclical declines and recoveries in charter rates are not representative of cash flows that will be generated over the remaining useful lives of the vessels, and (2) the use of a historical 10-year industry average would result in estimated discounted cash flows substantially exceeding the carrying value of the eight Arlington vessels, we concluded that an interim impairment test was not necessary or required. However, we are currently in the process of performing our annual test of impairment in connection with the preparation of December 31, 2009 financial statements.

U.S. Securities and Exchange Commission
January 20, 2010

We note for the Staff that as of December 31, 2008 and September 30, 2009, the Company’s market capitalization of $624.8 million and $447.9 million exceeded the carrying value of its net assets which was $455.8 million and $420.8 million, respectively. While our books and records are not closed for the December 31, 2009 period, we believe that market capitalization will continue to exceed the carrying value of our net assets as of that date.

7.
Further, given the significant economic decline in your industry, and the fact that you have goodwill recorded as of December 31, 2008 and September 30, 2009 that has not been impaired, related disclosure in both your quarterly and annual filings should be revised to reflect the following:

•           Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•           Description of the methods and key assumptions used and how the key assumptions were determined;
•           Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•           Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We will prospectively comply with your request to revise our goodwill disclosures to discuss goodwill impairment.  We intend to modify the Goodwill section of Critical Accounting Policies disclosures by inserting the following additional disclosures:

“In our annual assessment of goodwill for impairment, we estimate future net cash flows of operating the vessels in our fleet over their remaining useful lives.  For this purpose, over their remaining useful lives, we use the trailing 10-year industry average rates for each vessel class recognizing that the transportation of crude oil and petroleum products is cyclical in nature and is subject to wide fluctuation in rates, and we believe the use of a 10-year average is the best measure of future rates over the remaining useful life of our fleet for this purpose.  We also use a 92% utilization rate for our vessels, which is lower than our historic average of approximately 95%.

We expect to incur the following costs over the remaining useful lives of the vessels in our fleet:

•	Vessel operating costs based on historic costs adjusted for inflation,
•	Drydocking costs based on historic costs adjusted for inflation,

U.S. Securities and Exchange Commission
January 20, 2010

•	General and administrative costs adjusted for inflation and future reductions commensurate with decreases in the size of the fleet from retiring vessels at the ends of their useful lives,

The resulting net cash flow from the above inputs for each future period are discounted using the Company’s weighted average cost of capital.  From this analysis, we concluded that the present value of the resulting estimated future cash flows exceeded the carrying value of the Company’s net assets, including goodwill.  In our most recent test for impairment, fair value exceeded carrying value by ____%.

The more significant factors which could impact our assumptions regarding voyage revenues, drydocking costs and general and administrative expenses include, without limitation: a) loss or reduction in business from our significant customers; b) changes in demand; c) material decline in rates in the tanker market; d) changes in production of or demand for oil and petroleum products, generally or in particular regions; e) greater than anticipated levels of tanker new building orders or lower than anticipated rates of tanker scrapping; f) changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; g) actions taken by regulatory authorities; and h) increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance.”

8.
As a related matter, given the continued decline in charter rates and vessel values, please tell us how you considered testing the carrying value of your vessels for recovery at September 30, 2009. Refer to the guidance in paragraph 360-10-35-21(a) of the FASB ASC.

We considered the guidance in paragraph 360-10-35-21(a) in our analysis and in our response herein. As noted in response #6 above, we considered the decline in charter rates and vessel fair values of vessels as possible indicators for the need for an interim impairment test, but based on our view that (1) the near-term cyclical declines and recoveries in charter rates are not representative of cash flows that will be generated over the remaining useful lives of the vessels, and (2) the use of a historical 10-year industry average would result in estimated undiscounted cash flows significantly exceeding the carrying value of the vessels in our fleet, we concluded that an interim impairment test was not required. While we note that we did not believe a triggering event occurred, we updated our undiscounted cash flow model at September 30, 2009 as we did for the quarter ended June 30, 2009.

U.S. Securities and Exchange Commission
January 20, 2010

Item 2- Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Debt Financings
2005 Credit Facility, page 36

9.
We note from your disclosure in Note 13 on page 20 that, if it becomes effective, the October 27, 2009 amendment to the 2005 Credit Facility reduces availability under the facility to approximately $750 million, and, among other changes, increases the frequency of the verification that the 125% collateral maintenance requirement has been met from annual to a semi-annual basis. Your risk disclosures in the next to last paragraph on page 46 provide the aggregate carrying value, but not fair value, of the vessels collateralizing your credit facility. It is unclear from your current disclosure how the fair value of the vessels collateralizing this facility meets or exceeds this requirement. As it appears that the fair value of your vessels, not the carrying amount, impacts your available liquidity and other material terms under the agreement, you should consider revising your liquidity disclosures to provide the fair value of your vessels along with a robust and applicable sensitivity analysis, including percentage changes in the fair value of your vessels and the effect such changes will have on your liquidity. Similar disclosure should be provided for the RBS facility given the fair value collateralization requirements thereunder as well. This disclosure should be added to this section in future quarterly and annual filings.

We acknowledge and agree with the Staff’s request that we consider revising our liquidity disclosures to provide the fair value of our vessels along with a sensitivity analysis. We will prospectively undertake such consideration in connection with identifying any known trends, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.  When in our judgment any such trends, events or uncertainties exist and will or are reasonably likely to have such material effects, we will revise our liquidity disclosures to provide the fair value of our vessels along with a sensitivity analysis with respect to the effect of our liquidity from a percentage change in such fair value.  In such cases, we intend to prospectively modify our disclosures in MD&A relating to our 2005 credit facility as follows:

“Our 2005 credit facility is collateralized by __ of our double-hull vessels with an aggregate carrying value as of December 31, 2009 of $_______ million, as well as our equity interests in our subsidiaries that own these assets, insurance proceeds of the collateralized vessels, and certain deposit accounts related to the vessels.  The credit facility requires us to comply with a collateral maintenance covenant under which the aggregate fair value of these vessels must remain at or above 125% of the total commitment amount under the credit facility and to provide collateral vessel appraisal reports semi-annually.  We estimate that the aggregate fair value of such vessels as of December 31, 2009 was $________ million, and that a ___% reduction in such fair value would have the effect of reducing the total commitment amount to $_____ million.”

U.S. Securities and Exchange Commission
January 20, 2010

Additionally, we would like to advise the staff that our RBS facility was fully prepaid in accordance with its terms on November 13, 2009 and is no longer outstanding.

10.
As a related matter, we note that several of your time charters are expiring in the near to medium term, and due to the difference in the charter rates under existing time charters and current spot-market rates, these expirations will result in significant volatility to both your operations and projected future undiscounted cash flows used in your vessel impairment analysis. Therefore it appears some of your vessels may exceed or be at risk of exceeding their corresponding fair values.  Should your vessels carrying amount exceed or be at risk of exceeding their corresponding fair values, please revise your disclosures in MD&A to indicate the amount by which your undiscounted cash flows exceed the carrying value of your vessels.

As discussed in response #6 above, we use a trailing 10-year average to estimate future undiscounted cash flows due to the cyclical nature of charter rates.  Therefore, as time charters are expiring, we used the trailing 10-year average for purposes of the future charter rates in our undiscounted cash flow model. In our MD&A section for future filings, we will disclose the following:

“The aggregate excess of future estimated undiscounted cash flows of all __ of these vessels over their aggregate carrying value as of December 31, 2009 was $__ million.”

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

U.S. Securities and Exchange Commission
January 20, 2010

Sincerely,

/s/ Jeffrey D. Pribor

Jeffrey D. Pribor
Chief Financial Officer

Exhibit 1
Glossary

The following are abbreviations and definitions of certain terms commonly used in the shipping industry and this [annual/quarterly] report. The terms are taken from the Marine Encyclopedic Dictionary (Fifth Edition) published by Lloyd’s of London Press Ltd. and other sources, including information supplied by us.

Aframax tanker. Tanker ranging in size from 80,000 dwt to 120,000 dwt.

American Bureau of Shipping. American classification society.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter. Contract or hire of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the complete operation and maintenance of the vessel, including crewing.

Bunker Fuel. Fuel supplied to ships and aircraft in international transportation, irrespective of the flag of the carrier, consisting primarily of residual fuel oil for ships and distillate and jet fuel oils for aircraft.

Charter. The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. A vessel is “chartered in” by an end user and “chartered out” by the provider of the vessel.

Charterer. The individual or company hiring a vessel.

Charterhire. A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

Classification society. A private, self-regulatory organization which has as its purpose the supervision of vessels during their construction and afterward, in respect to their seaworthiness and upkeep, and the placing of vessels in grades or “classes” according to the society’s rules for each particular type of vessel.

Demurrage. The delaying of a vessel caused by a voyage charterer’s failure to load, unload, etc. before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

Det Norske Veritas. Norwegian classification society.

Double-hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

Double-sided. Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

Drydock. Large basin where all the fresh/sea water is pumped out to allow a vessel to dock in order to carry out cleaning and repairing of those parts of a vessel which are below the water line.

Dwt. Deadweight ton. A unit of a vessel’s capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Gross ton. Unit of 100 cubic feet or 2.831 cubic meters.

Handymax tanker. Tanker ranging in size from 40,000 dwt to 60,000 dwt.

Hull. Shell or body of a vessel.

IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place approximately two and half years before and after each special survey. This survey is more rigorous than the annual survey and is meant to ensure that the vessel meets the standards of the classification society.

Lightering. To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Net voyage revenues. Voyage revenues minus voyage expenses.

Newbuilding. A new vessel under construction or just completed.

Off hire. The period a vessel is unable to perform the services for which it is immediately required under its contract. Off hire periods include days spent on repairs, drydockings, special surveys and vessel upgrades. Off hire may be scheduled or unscheduled, depending on the circumstances.

Panamax tanker. Tanker ranging in size from 60,000 dwt to 80,000 dwt.

P&I Insurance. Third party indemnity insurance obtained through a mutual association, or P&I Club, formed by shipowners to provide protection from third-party liability claims against large financial loss to one member by contribution towards that loss by all members.

Scrapping. The disposal of old vessel tonnage by way of sale as scrap metal.

Single-hull. Hull construction design in which a vessel has only one hull.

Sister ship.  Ship built to same design and specifications as another.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every four to five years.

Spot market. The market for immediate chartering of a vessel, usually on voyage charters.

Suezmax tanker. Tanker ranging in size from 120,000 dwt to 200,000 dwt.

Tanker. Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas. Tankers load their cargo by gravity from the shore or by shore pumps and discharge using their own pumps.

TCE. Time charter equivalent. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenue by voyage days for the applicable time period.

Time charter. Contract for hire of a vessel under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage expenses. Any delays at port or during the voyages.

Worldscale. Industry name for the Worldwide Tanker Nominal Freight Scale published annually by the Worldscale Association as a rate reference for shipping companies, brokers, and their customers engaged in the bulk shipping of oil in the international markets. Worldscale is a list of calculated rates for specific voyage itineraries for a standard vessel, as defined, using defined voyage cost assumptions such as vessel speed, fuel consumption and port costs. Actual market rates for voyage charters are usually quoted in terms of a percentage of Worldscale.